Exhibit 99.1

Media Relations Contacts

Lucas van Grinsven - Corporate Communications - +31 40 268 3949 - Veldhoven, the

Netherlands

Investor Relations Contacts

Craig DeYoung - Investor Relations - +1 480 383 4005 - Tempe, Arizona, USA

Franki D’Hoore - Investor Relations - +31 40 268 6494 - Veldhoven, the Netherlands

ASML announces 2011 Second Quarter Results

On track for a record year 2011

VELDHOVEN, the Netherlands, July 13, 2011 - ASML Holding NV (ASML) today announces 2011 second quarter results according to US GAAP as follows:

•	Q2 2011 net sales of EUR 1,529 million versus Q1 2011 net sales of EUR 1,452 million (Q2 2010 net sales of EUR 1,069 million).

•

Q2 2011 net income of EUR 432 million, or 28.3 percent of net sales, versus a Q1 2011 net income of EUR 395 million or 27.2 percent of net sales (Q2 2010 net income of EUR 239 million or 22.4 percent of net sales).

•	Q2 2011 net bookings excluding EUV is valued at EUR 840 million with 34 systems (29 new and 5 used systems), leading to a systems backlog excluding EUV valued at EUR 2,756 million as of June 26, 2011.

“Our second quarter sales came in at record level, keeping us on track for another record year for ASML in 2011,” said Eric Meurice, President and Chief Executive Officer of ASML. “Sales were driven mainly by customer capacity build-ups for new technology nodes, with Logic Processors and Foundry representing 41% of systems sales, Flash memory 36% and DRAM memory 23%. We have now shipped more than 80 of our most advanced TWINSCAN NXT:1950i immersion systems. We are further extending the capability of this machine by introducing an improved imaging, overlay and productivity specification, so that customers will be able to expose up to 230 wafers per hour at the 22-nanometer (nm) node. By mid-July we will have also shipped a total of five NXE:3100 Extreme Ultraviolet (EUV) scanners with several customers having already exposed hundreds of wafers with resolutions as small as 18 nm on this lithography platform for the future,” Meurice added.

Operations Update

	Q2 2011	Q1 2011	Notes
Net sales	1,529	1,452
…of which service and field option sales	196	168
New systems sold (units)	58	56
Used systems sold (units)	5	7
ASP new systems sold	22.7	22.5
ASP all systems sold	21.2	20.4

Net bookings, excluding EUV	840	845
Net bookings, excluding EUV (units)	34	40
ASP of booked systems, excluding EUV	24.7	21.1

Systems backlog, excluding EUV	2,756	3,330
Systems backlog, excluding EUV (units)	105	134
Orders for NXE:3100 (EUV) (units)	6	6	(1)
Orders for NXE:3300 (EUV) (units)	10	9

Gross margin (percent)	45.1	44.7

R&D costs	145	145
SG&A costs	51	54	(2)

Net cash flow from operations	499	1,101
End-quarter cash and cash equivalents	2,742	2,699	(3)

Net income	432	395
EPS (in euro)	1.01	0.90

(Figures in millions of euros unless otherwise indicated)

Notes:

(1)	The orders for NXE:3100 (EUV) with an average selling price of EUR 42 million include 4 systems that will be recognized in net system sales over coming quarters, 1 operating lease contract and 1 R&D system to be recognized in the R&D line in the coming quarters.
(2)	In Q2 2011 SG&A costs include EUR 4 million of incidental favorable items (office transfer in South Korea and smaller items).
(3)	During the second quarter, ASML spent a total of EUR 396 million cash on dividend and the currently running share buy back program. Total cash includes pre-payments from customers, mainly relating to EUV, which will be invested in coming quarters.

EUV Update

We highlight that our EUV technology has progressed to the point that we will recognize the first two NXE:3100 systems in third quarter sales, as the platform is being used by our customers to develop process recipes. The NXE:3100 is our second-generation EUV system; ASML plans to introduce its volume production system NXE:3300 by the summer of next year.

Outlook

“Q2 2011 orders came in a couple of systems lower than expected at EUR 840 million for standard systems excluding EUV,” Eric Meurice said. “Our customers are currently taking some time to assess the semiconductor end-demand trends for 2012 before determining their overall capacity plans levels and timings. We therefore anticipate third quarter orders likely not to exceed EUR 500 million. Our 2012 business will in any event be supported by the continuation of the ramp of 2x nm nodes in Logic, 2x nm nodes in NAND memory and 3x nm in DRAM memory, the aggressive and litho-intensive development efforts of sub-20 nm technologies, as well as the introduction of the first EUV volume production systems NXE:3300,” Meurice said.

For the third quarter 2011, ASML expects net sales of around EUR 1.4 billion, including two second generation EUV systems which represent total sales of around EUR 80 million with zero profit margin. All other sales (excluding EUV) are expected to have a gross margin in Q3 2011 of about 44 percent (about 42 percent for sales including EUV). R&D costs for Q3 are expected at EUR 150 million to support our strategic investments. SG&A costs are expected at EUR 56 million. We reiterate our sales expectation for all of 2011, to hit a record level clearly above EUR 5 billion, not including EUV.

Extension of CEO’s appointment

ASML’s Supervisory Board is pleased to announce that, subject to notification to the 2012 Annual General Meeting of Shareholders, it has decided to extend Eric Meurice’s appointment as President and Chief Executive Officer of the company for a mutually agreed period of two more consecutive years, until March 2014, with the option to further extend the appointment by another two years if both parties so wish.

Update on share buy back program

As part of ASML’s policy to return excess cash to shareholders through dividend and regularly timed share buy back programs, ASML in January 2011 announced its intention to purchase up to EUR 1 billion of its own shares within two years. As part of this program ASML has purchased 13.2 million shares for a total consideration of EUR 374 million up to June 26, 2011. ASML intends to cancel the repurchased shares. The share buy back program may be suspended, modified or discontinued at any time. All transactions under this program are published on ASML’s website (www.asml.com/investors) on a weekly basis.

About ASML

ASML is one of the world’s leading providers of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has close to 7,700 employees on payroll (expressed in full time equivalents), serving chip manufacturers in more than 55 locations in 16 countries. More information about our company, our products and technology, and career opportunities is available on our website: www.asml.com

Investor and Media Conference Call

A conference call for investors and media will be hosted by CEO Eric Meurice and CFO Peter Wennink at 15:00 PM Central European Time / 09:00 AM Eastern U.S. time. Dial-in numbers are: in the Netherlands +31 10 29 44 271 and the US +1 718 247 0886 (US participants will have to quote the following confirmation code when dialing into the conference: 4978007). To listen to the conference call, access is also available via www.asml.com

A replay of the Investor and Media Call will be available on www.asml.com

IFRS Financial Reporting

ASML’s primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting standard generally accepted in the United States. Quarterly US GAAP consolidated statements of operations, consolidated statements of cash flows and consolidated balance sheets, and a reconciliation of net income and equity from US GAAP to IFRS are available on www.asml.com

In addition to reporting financial figures in accordance with US GAAP, ASML also reports financial figures in accordance with IFRS for statutory purposes. The most significant differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs, the accounting of share-based payment plans, the accounting of income taxes and the accounting of reversal of inventory write-downs. ASML’s quarterly IFRS consolidated income statement, consolidated statement of cash flows, consolidated statement of financial position and a reconciliation of net income and equity from US GAAP to IFRS are available on www.asml.com

Today, July 13, 2011, ASML will also publish its Statutory Interim Report for the six months period ended June 26, 2011. This report is in accordance with the requirements of the EU Transparency Directive as implemented in the Netherlands, will include consolidated condensed interim financial statements prepared in accordance with IAS 34, “Interim Financial Reporting”, an Interim Management Board Report and a Managing Directors’ Statement and will be available on www.asml.com.

The consolidated balance sheets of ASML Holding N.V. as of June 26, 2011, the related consolidated statements of operations and consolidated statements of cash flows for the quarter ended June 26, 2011 as presented in this press release are unaudited.

Regulated Information

This press release, the US GAAP consolidated financial statements, the IFRS consolidated financial statements and the Statutory Interim Report published on

www.asml.com comprise regulated information within the meaning of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).

Forward Looking Statements

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of systems backlog, IC unit demand, financial results, average selling price, gross margin and expenses, dividend policy and intention to repurchase shares. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the pace of new product development and customer acceptance of new products, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates available cash, distributable reserves for dividend payments and share repurchases, uncertainty surrounding the impact of the earthquake and tsunami in Japan and its potential effect on our customers and suppliers and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.